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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                Pixelworks, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    72581M10
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               / / Rule 13d-1(b)
               / / Rule 13d-1(c)
               /X/ Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

ITEM 1 (a).       NAME OF ISSUER:
                  Pixelworks, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7700 S.W. Mohawk Street, Tualatin, OR 97062

ITEM 2 (a).       NAME OF PERSON FILING:
                  Battery Ventures IV, L.P. ("Battery Ventures"), Battery
                  Partners IV, LLC ("Battery Partners"), Battery Investment
                  Partners IV, LLC, ("Battery Investment Partners"), Richard D.
                  Frisbie ("Frisbie"), Oliver D. Curme ("Curme"), Thomas J.
                  Crotty ("Crotty"), Kenneth P. Lawler ("Lawler") and Todd A.
                  Dagres ("Dagres"). Frisbie, Curme, Crotty, Lawler and Dagres
                  are the sole member managers of Battery Partners, the sole general partner of Battery Ventures. Battery Investment
                  Partners invests alongside Battery Ventures in all investments made by Battery Ventures. Frisbie is the sole manager of
                  Battery Investment Partners.

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of each of
                  Battery Ventures, Battery Partners, Battery Investment
                  Partners, Frisbie, Curme, Crotty, Lawler and Dagres is c/o
                  Battery Ventures, 20 William Street, Wellesley, MA 02481.

ITEM 2 (c).       CITIZENSHIP:
                  Messrs. Frisbie, Curme, Crotty, Lawler and Dagres are United
                  States citizens. Battery Ventures is a limited partnership organized under the laws of the State of Delaware. Battery
                  Partners and Battery Investment Partners are limited liability companies organized under the laws of the State of Delaware.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:
                  Common Stock, $.001 par value

ITEM 2 (e).       CUSIP NUMBER
                  72581M10

ITEM 4.           OWNERSHIP:
                  NOT APPLICABLE

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Pixelworks, Inc.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 13, 2001 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF PIXELWORKS, INC. REMAIN UNCHANGED.

                               Page 2 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002                  BATTERY VENTURES IV, L.P.

                                          By: BATTERY PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Member Manager

                                          BATTERY PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Member Manager

                                          BATTERY INVESTMENT PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Manager

                                              /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Richard D. Frisbie

                                                             *
                                              ---------------------------------
                                                     Oliver D. Curme

                                                             *
                                              ---------------------------------
                                                     Thomas J. Crotty

                                                             *
                                              ---------------------------------
                                                     Kenneth P. Lawler

                                                             *
                                              ---------------------------------
                                                       Todd A. Dagres

*By: /s/ Richard D. Frisbie
      -----------------------------------------------

Name:    Richard D. Frisbie
       ----------------------------------------------
         Attorney-in-Fact

-------------------------------------------------------------------------------
         This Schedule 13G was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                               Page 3 of 5 pages

                                                                      EXHIBIT I

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Pixelworks, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 13, 2002                  BATTERY VENTURES IV, L.P.

                                          By: BATTERY PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Member Manager

                                          BATTERY PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Member Manager

                                          BATTERY INVESTMENT PARTNERS IV, LLC

                                          By: /s/ Richard D. Frisbie
                                              ---------------------------------
                                              Manager

                                              /s/ Richard D. Frisbie
                                              ---------------------------------
                                                     Richard D. Frisbie

                                                             *
                                              ---------------------------------
                                                     Oliver D. Curme

                                                             *
                                              ---------------------------------
                                                     Thomas J. Crotty

                                                             *
                                              ---------------------------------
                                                     Kenneth P. Lawler

                                                             *
                                              ---------------------------------
                                                        Todd A. Dagres

*By: /s/ Richard D. Frisbie
     --------------------------------

Name: Richard D. Frisbie
      -------------------------------
      Attorney-in-Fact

-------------------------------------------------------------------------------
         This Agreement was executed by Richard D. Frisbie or Oliver D. Curme pursuant to Powers of Attorney which are incorporated herein by reference and copies of which are attached hereto as Exhibit II.

                               Page 4 of 5 pages

                                                                     EXHIBIT II

                                                           POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Oliver D. Curme and Richard D. Frisbie, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and document that may be necessary, desirable or appropriate to be executed in his capacity as a general partner of ABF Partners, L.P., ABF Partners II, L.P., and Battery Partners III, L.P., or in his capacity as a member manager of Battery Partners IV, LLC, with respect to securities held by such signatory as a result of his relationship with any of the foregoing entities or with Battery Ventures, L.P., Battery Ventures II, L.P., Battery Ventures III, L.P. or Battery Ventures IV, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 1997.

                                   /s/ Richard D. Frisbie
                                   --------------------------------------------
                                   Richard D. Frisbie

                                   /s/ Robert G. Barrett
                                   --------------------------------------------
                                   Robert G. Barrett

                                   /s/ Howard Anderson
                                   --------------------------------------------
                                   Howard Anderson

                                   /s/ Oliver D. Curme
                                   --------------------------------------------
                                   Oliver D. Curme

                                   /s/ Thomas J. Crotty
                                   --------------------------------------------
                                   Thomas J. Crotty

                                   /s/ Kenneth P. Lawler
                                   --------------------------------------------
                                   Kenneth P. Lawler

                                   /s/ Todd A. Dagres
                                   --------------------------------------------
                                   Todd A. Dagres


                               Page 5 of 5 pages